Exhibit 99.1

Gaotu Techedu Announces First Quarter 2026 Unaudited Financial Results

Beijing, China, June 2, 2026 —Gaotu Techedu Inc. (NYSE: GOTU) (“Gaotu” or the “Company”), a leading technology-driven education company in China focused on enabling lifelong learning through AI-powered solutions, today announced its unaudited financial results for the first quarter ended March 31, 2026.

First Quarter 2026 Highlights[1]

•
Net revenues were RMB1,689.5 million, increased by 13.2% from RMB1,493.0 million in the same period of 2025.
•
Gross billings[2] were RMB996.3 million, increased by 12.1% from RMB888.7 million in the same period of 2025.
•
Income from operations was RMB6.9 million, compared with income from operations of RMB34.8 million in the same period of 2025.
•
Net income was RMB34.5 million, compared with net income of RMB124.0 million in the same period of 2025.
•
Non-GAAP net income was RMB41.4 million, compared with non-GAAP net income of RMB137.3 million in the same period of 2025.
•
Net operating cash outflow was RMB828.4 million, compared with net operating cash outflow of RMB477.2 million in the same period of 2025.

First Quarter 2026 Key Financial and Operating Data

(In thousands of RMB, except for percentages)

	For the three months ended March 31,
	2025	2026	Pct. Change
Net revenues	1,493,043	1,689,475	13.2%
Gross billings	888,725	996,262	12.1%
Income from operations	34,773	6,873	(80.2)%
Net income	123,991	34,511	(72.2)%
Non-GAAP net income	137,339	41,416	(69.8)%
Net operating cash outflow	(477,236)	(828,358)	73.6%

[1] For a reconciliation of non-GAAP numbers, please see the table captioned "Reconciliations of non-GAAP measures to the most comparable GAAP measures" at the end of this press release. Non-GAAP income (loss) from operations and non-GAAP net income (loss) exclude share-based compensation expenses.

[2] Gross billings is a non-GAAP financial measure, which is defined as the total amount of cash received for the sale of course offerings in such period, net of the total amount of refunds in such period. See "About Non-GAAP Financial Measures" and "Reconciliations of non-GAAP measures to the most comparable GAAP measures" elsewhere in this press release.

Larry Xiangdong Chen, the Company’s founder, Chairman and CEO, commented, “Gaotu continued to drive profitable growth in the first quarter, while further strengthening its operational quality and long-term capabilities. Net revenues grew by 13.2% year over year to RMB1,689.5 million, with non-GAAP income from operations and non-GAAP net income reaching RMB13.8 million and RMB41.4 million, respectively. As AI becomes more deeply embedded across teaching, curriculum development, learning services and operations, we are accelerating the development of our ‘Scale with AI’ framework. This has enabled high-quality teaching services and educational products to be delivered more consistently and at greater scale, enhancing the user experience while unlocking organizational efficiency and operating leverage. Meanwhile, we remain committed to enhancing shareholder value, repurchasing approximately RMB704 million through our aggregated share repurchase programs as of June 1, 2026.

In education, long-term value is built on user trust—earned through sustained engagement and high-quality delivery—which over time translates into higher retention, stronger word-of-mouth, and compounding brand equity. Looking ahead, Gaotu will continue to integrate technological innovation with our educational mission to better support users throughout their growth journey while creating sustainable long-term value for our shareholders.”

Bin Luo, COO of the Company, added, “During the quarter, we advanced our refined operations centered on user needs, product value, and service experience, achieving first-quarter profitability for the second consecutive year. R&D and G&A expenses as a percentage of net revenues declined by 0.7 percentage points year over year, reflecting continued improvements in management efficiency and organizational collaboration driven by AI capabilities. Deferred revenue totaled nearly RMB1.8 billion, up 24.1% year over year, providing clear visibility into revenue recognition in the coming quarters and supporting our full-year roadmap. We will continue to concentrate on product-market fit, service quality, and resource allocation, driving healthy and sustainable growth across each business segment according to its respective stage of development.”

Financial Results for the First Quarter of 2026

Net Revenues

Net revenues increased by 13.2% to RMB1,689.5 million from RMB1,493.0 million in the first quarter of 2025, which was mainly due to the continued year-over-year growth in gross billings as a result of our sufficient and effective response to the strong market demand. Furthermore, our high-quality educational products and learning services resulted in improved recognition of our product and service offerings.

Cost of Revenues

Cost of revenues increased by 13.8% to RMB514.8 million from RMB452.5 million in the first quarter of 2025. The increase was mainly due to expansion of instructors and tutors workforce, increased learning materials cost, higher rental cost, and increased depreciation and amortization cost.

Gross Profit and Gross Margin

Gross profit increased by 12.9% to RMB1,174.7 million from RMB1,040.6 million in the first quarter of 2025. Gross profit margin decreased to 69.5% from 69.7% in the same period of 2025.

Non-GAAP gross profit increased by 12.7% to RMB1,175.1 million from RMB1,042.7 million in the first quarter of 2025. Non-GAAP gross profit margin decreased to 69.6% from 69.8% in the same period of 2025.

Operating Expenses

Operating expenses increased by 16.1% to RMB1,167.8 million from RMB1,005.8 million in the first quarter of 2025. The increase was primarily due to a higher expenditure on marketing and branding activities, as well as the expansion of employees workforce.

•
Selling expenses increased to RMB844.1 million from RMB709.4 million in the first quarter of 2025.
•
Research and development expenses increased to RMB159.0 million from RMB150.5 million in the first quarter of 2025.
•
General and administrative expenses increased to RMB164.7 million from RMB145.9 million in the first quarter of 2025.

Income from Operations

Income from operations was RMB6.9 million, compared with income from operations of RMB34.8 million in the first quarter of 2025.

Non-GAAP income from operations was RMB13.8 million, compared with non-GAAP income from operations of RMB48.1 million in the first quarter of 2025.

Interest Income and Realized Gains from Investments

Interest income and realized gains from investments, on aggregate, were RMB17.9 million, compared with a total of RMB17.1 million in the first quarter of 2025.

Other Income, net

Other income, net was RMB8.6 million, compared with other income, net of RMB71.6 million in the first quarter of 2025.

Net Income

Net income was RMB34.5 million, compared with net income of RMB124.0 million in the first quarter of 2025.

Non-GAAP net income was RMB41.4 million, compared with non-GAAP net income of RMB137.3 million in the first quarter of 2025.

Cash Flow

Net operating cash outflow in the first quarter of 2026 was RMB828.4 million.

Basic and Diluted Net Income per ADS

Basic and diluted net income per ADS were both RMB0.14 in the first quarter of 2026.

Non-GAAP basic and diluted net income per ADS were both RMB0.17 in the first quarter of 2026.

Share Outstanding

As of March 31, 2026, the Company had 158,697,626 ordinary shares outstanding.

Cash, Cash Equivalents, Restricted Cash, Short-term and Long-term Investments

As of March 31, 2026, the Company had cash and cash equivalents, restricted cash, short-term and long-term investments of RMB3,264.8 million in aggregate, compared with a total of RMB3,972.5 million as of December 31, 2025.

Share Repurchase

In November 2022, the Company’s board of directors authorized a share repurchase program (“2022 Share Repurchase Program”), under which the Company may repurchase up to US$30 million of its shares, effective until November 22, 2025. In November 2023, the Company’s board of directors authorized modifications to the share repurchase program, increasing the aggregate value of shares that may be repurchased from US$30 million to US$80 million, effective until November 22, 2025.

As of September 22, 2025, the Company’s repurchase amount had reached US$80 million and the 2022 Share Repurchase Program was completed.

In May 2025, the Company’s board of directors authorized a new share repurchase program (“2025 Share Repurchase Program”), under which the Company may repurchase up to an aggregate value of US$100 million of its shares during the three-year period beginning upon the completion of the Company’s 2022 Share Repurchase Program.

As of June 1, 2026, the Company had cumulatively repurchased approximately 33.1 million ADSs for approximately US$97.9 million under aforesaid two share repurchase programs.

Business Outlook

Based on the Company’s current estimates, total net revenues for the second quarter of 2026 are expected to be between RMB1,578 million and RMB1,598 million, representing an increase of 13.6% to 15.0% on a year-over-year basis. These estimates reflect the Company’s current expectations, which are subject to change.

Conference Call

The Company will hold an earnings conference call at 8:00 AM U.S. Eastern Time on Tuesday, June 2, 2026 (8:00 PM Beijing/Hong Kong Time on Tuesday, June 2, 2026). Dial-in details for the earnings conference call are as follows:

International: 1-412-317-6061

United States: 1-888-317-6003

Hong Kong: 800-963-976

Mainland China: 400-120-6115

Passcode: 3745949

A telephone replay will be available two hours after the conclusion of the conference call through June 9, 2026. The dial-in details are:

International: 1-412-317-0088

United States: 1-855-669-9658

Passcode: 1174517

Additionally, a live and archived webcast of this conference call will be available at https://ir.gaotu.cn/home.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook, as well as the Company’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s ability to continue to attract students to enroll in its courses; the Company’s ability to continue to recruit, train and retain qualified teachers; the Company’s ability to improve the content of its existing course offerings and to develop new courses; the Company’s ability to maintain and enhance its brand; the Company’s ability to maintain and continue to improve its teaching results; and the Company’s ability to compete effectively against its competitors. Further information regarding these and other risks is included in the Company’s reports filed with, or furnished to the U.S. Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no duty to update such information or any forward-looking statement, except as required under applicable law.

About Gaotu Techedu Inc.

Gaotu is a leading technology-driven education company in China focused on enabling lifelong learning through AI-powered solutions that cultivate interest and drive continuous growth. The Company provides AI-powered, product-led learning solutions for learners from pre-school to adulthood. By combining rare, high-caliber teaching resources with AI-enhanced tools and content, Gaotu creates engaging and effective learning experiences delivered through both online and offline channels. AI and data analytics permeate throughout the Company’s operations to adapt content and teaching methods to individual learner needs, enhance efficiency and drive sustained learning progress.

About Non-GAAP Financial Measures

The Company uses gross billings, non-GAAP gross profit, non-GAAP income (loss) from operations and non-GAAP net income (loss), each a non-GAAP financial measure, in evaluating its operating results and for financial and operational decision-making purposes.

The Company defines gross billings for a specific period as the total amount of cash received for the sale of course offerings in such period, net of the total amount of refunds in such period. The Company’s management uses gross billings as a performance measurement because the Company generally bills its students for the entire course fee at the time of sale of its course offerings and recognizes revenue proportionally as the classes are delivered. For some courses, the Company continues to provide students with 12 months to 36 months access to the pre-recorded audio-video courses after the online live courses are delivered. The Company believes that gross billings provides valuable insight into the sales of its course packages and the performance of its business. As gross billings have material limitations as an analytical metrics and may not be calculated in the same manner by all companies, it may not be comparable to other similarly titled measures used by other companies.

Non-GAAP gross profit, non-GAAP income (loss) from operations and non-GAAP net income (loss) exclude share-based compensation expenses. The Company believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding share-based expenses that may not be indicative of its operating performance from a cash perspective. The Company believes that both management and investors benefit from these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to the Company’s historical performance. A limitation of using non-GAAP measures is that these non-GAAP measures exclude share-based compensation charges that have been and will continue to be for the foreseeable future a significant recurring expense in the Company’s business.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation from or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of non-GAAP measures to the most comparable GAAP measures” set forth at the end of this release.

The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

Exchange Rate

The Company’s business is primarily conducted in China and a significant majority of revenues generated are denominated in Renminbi (“RMB”). This announcement contains currency conversions of RMB amounts into U.S. dollars (“USD”) solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to USD are made at a rate of RMB6.8980 to USD1.0000, the effective noon buying rate for March 31, 2026 as set forth in the H.10 statistical release of the Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into USD at that rate on March 31, 2026, or at any other rate.

For further information, please contact:

Gaotu Techedu Inc.

Investor Relations

E-mail: ir@gaotu.cn

Piacente Financial Communications

Brandi Piacente

Tel: +1 212 481-2050

Jenny Cai

Tel: +86 10 6508-0677

E-mail: Gaotu@tpg-ir.com

Gaotu Techedu Inc.

Unaudited condensed consolidated balance sheets

(In thousands of RMB and USD, except for share, per share and per ADS data)

	As of December 31,	As of March 31,
	2025	2026	2026
	RMB	RMB	USD
ASSETS
Current assets
Cash and cash equivalents	596,195	654,247	94,846
Restricted cash	115,828	36,947	5,356
Short-term investments	2,708,788	2,072,265	300,415
Inventory, net	54,950	43,268	6,273
Prepaid expenses and other current assets, net	504,779	474,136	68,735
Total current assets	3,980,540	3,280,863	475,625

Non-current assets
Operating lease right-of-use assets	476,705	465,685	67,510
Property, equipment and software, net	1,009,132	1,083,610	157,090
Land use rights, net	78,105	77,631	11,254
Long-term investments	551,641	501,355	72,681
Rental deposit	49,199	46,033	6,673
Other non-current assets	54,364	52,343	7,588
TOTAL ASSETS	6,199,686	5,507,520	798,421

LIABILITIES

Current liabilities
Short-term borrowings of the consolidated VIEs without recourse to the Group	100,000	300,000	43,491
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIEs without recourse to the Group of RMB1,131,781 and RMB984,869 as of December 31, 2025 and March 31, 2026, respectively)	1,537,477	1,371,068	198,762
Amounts due to related party of the consolidated VIEs without recourse to the Group	181,757	181,761	26,350
Deferred revenue, current portion (including current portion of deferred revenue of the consolidated VIEs without recourse to the Group of RMB2,288,255 and RMB1,626,993 as of December 31, 2025 and March 31, 2026, respectively)	2,289,322	1,628,710	236,113
Operating lease liabilities, current portion (including current portion of operating lease liabilities of the consolidated VIEs without recourse to the Group of RMB129,258 and RMB133,925 as of December 31, 2025 and March 31, 2026, respectively)	136,709	142,162	20,609
Income tax payable (including income tax payable of the consolidated VIEs without recourse to the Group of RMB171 and RMB30 as of December 31, 2025 and March 31, 2026, respectively)	222	79	11
Total current liabilities	4,245,487	3,623,780	525,336

Gaotu Techedu Inc.

Unaudited condensed consolidated balance sheets

(In thousands of RMB and USD, except for share, per share and per ADS data)

	As of December 31,	As of March 31,
	2025	2026	2026
	RMB	RMB	USD
Non-current liabilities
Deferred revenue, non-current portion of the consolidated VIEs without recourse to the Group	276,620	163,983	23,773
Operating lease liabilities, non-current portion (including non-current portion of operating lease liabilities of the consolidated VIEs without recourse to the Group of RMB309,940 and RMB294,486 as of December 31, 2025 and March 31, 2026, respectively)	316,703	301,078	43,647
Deferred tax liabilities (including deferred tax liabilities of the consolidated VIEs without recourse to the Group of RMB75,248 and RMB73,927 as of December 31, 2025 and March 31, 2026, respectively)	75,248	74,002	10,728
Long-term borrowings of the consolidated VIEs without recourse to the Group	31,883	117,480	17,031
TOTAL LIABILITIES	4,945,941	4,280,323	620,515

SHAREHOLDERS’ EQUITY
Ordinary shares	116	116	17
Treasury stock, at cost	(496,132)	(518,775)	(75,207)
Additional paid-in capital	7,933,515	7,918,181	1,147,895
Accumulated other comprehensive loss	(48,072)	(71,154)	(10,315)
Statutory reserve	66,042	66,042	9,574
Accumulated deficit	(6,201,724)	(6,167,213)	(894,058)
TOTAL SHAREHOLDERS’ EQUITY	1,253,745	1,227,197	177,906

TOTAL LIABILITIES AND TOTAL SHAREHOLDERS’ EQUITY	6,199,686	5,507,520	798,421

Gaotu Techedu Inc.

Unaudited condensed consolidated statements of operations

(In thousands of RMB and USD, except for share, per share and per ADS data)

	For the three months ended March 31,
	2025	2026	2026
	RMB	RMB	USD
Net revenues	1,493,043	1,689,475	244,922
Cost of revenues	(452,461)	(514,815)	(74,633)
Gross profit	1,040,582	1,174,660	170,289
Operating expenses:
Selling expenses	(709,421)	(844,111)	(122,370)
Research and development expenses	(150,455)	(158,956)	(23,044)
General and administrative expenses	(145,933)	(164,720)	(23,879)
Total operating expenses	(1,005,809)	(1,167,787)	(169,293)
Income from operations	34,773	6,873	996
Interest income	13,041	9,027	1,309
Realized gains from investments	4,038	8,903	1,291
Other income, net	71,580	8,635	1,252
Income before provision for income tax and share of results of equity investees	123,432	33,438	4,848
Income tax benefits	559	1,073	156
Net income	123,991	34,511	5,004
Net income attributable to Gaotu Techedu Inc.’s ordinary shareholders	123,991	34,511	5,004
Net income per ordinary share
Basic	0.74	0.22	0.03
Diluted	0.73	0.21	0.03
Net income per ADS
Basic	0.50	0.14	0.02
Diluted	0.49	0.14	0.02
Weighted average shares used in net income per share
Basic	166,745,668	159,160,553	159,160,553
Diluted	169,581,622	160,820,398	160,820,398

Note: Three ADSs represent two ordinary shares.

Gaotu Techedu Inc.

Reconciliations of non-GAAP measures to the most comparable GAAP measures

(In thousands of RMB and USD, except for share, per share and per ADS data)

	For the three months ended March 31,
	2025	2026	2026
	RMB	RMB	USD
Net revenues	1,493,043	1,689,475	244,922
Less: other revenues(1)	14,824	23,846	3,457
Add: VAT and surcharges	93,376	134,561	19,507
Add: ending deferred revenue	1,444,967	1,792,693	259,886
Add: ending refund liability	86,025	95,134	13,792
Less: beginning deferred revenue	2,085,893	2,565,942	371,983
Less: beginning refund liability	127,969	125,813	18,239
Gross billings	888,725	996,262	144,428

Note (1): Include miscellaneous revenues generated from services other than courses.

	For the three months ended March 31,
	2025	2026	2026
	RMB	RMB	USD
Gross profit	1,040,582	1,174,660	170,289
Share-based compensation expenses(1) in cost of revenues	2,110	434	63
Non-GAAP gross profit	1,042,692	1,175,094	170,352

Income from operations	34,773	6,873	996
Share-based compensation expenses(1)	13,348	6,905	1,001
Non-GAAP income from operations	48,121	13,778	1,997

Net income	123,991	34,511	5,004
Share-based compensation expenses(1)	13,348	6,905	1,001
Non-GAAP net income	137,339	41,416	6,005

Note (1): The tax effects of share-based compensation expenses adjustments were nil.